82-1351

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02 JUN -4 AM 11: 16

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Canada
Australia
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Laura Mastrogiuseppe
Account Officer
Stock Transfer
Direct line : (514) 982-7178
Direct fax : (514) 982-7580
laura.mastrogiuseppe@computershare.com

02034547

May 30, 2002

BY COURIER

Y/Ref.: 9969-5

United States Security &
Exchange Commission
Office of International Corporate Finance
Stop 3-9
450 - 5th Street N.W.
Washington (D.C.)
20549 USA

SUPPL

Dear Sirs:

RE: PROMATEK INDUSTRIES INC.

We hereby confirm that on May 28, 2002, we sent by prepaid mail to all registered and non-registered shareholders of the subject Company, whose names appear on a Supplemental Mailing List, as defined in National Policy Statement No. 41 a copy of the Interim Report for the nine months ended March 31st, 2002, a copy of which is enclosed.

Trusting the above is to your entire satisfaction, we remain,

Yours very truly,

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

Laura Mastrogiuseppe

LM/ba

Encl.

c.c.: Mr. Harvey Kofsky - Promatek Industries Ltd.
Mrs. Rosalie Nisen Burstein - Ravinsky Ryan

LES INDUSTRIES
PROMATEK
INDUSTRIES LTD./LTÉE 02 JUN -4 AM 11:16 8390 Mayrand, Montréal, Qué. H4P 2C9 Tél.: (514) 737-7747 Fax: (514) 737-9155

Interim Report for the nine months ended March 31st 2002

Corporate activities

Shipments of our new DIAMonde Series Copitrak and Faxtrak terminals increased substantially during the quarter. Feedback from the field has been extremely positive. All inventory adjustments and production setup charges were expensed in the third quarter. These new terminals are our flagship Internet-based terminals which will ensure that we maintain our technology at the "state of the art".

As mentioned last year, we have expanded our presence in the Far East and as a result business has increased in that region.

R&D efforts continued during the quarter in order to expand our product offerings to additional charge-back markets.

Dividends

At the discretion of its Board of Directors, Promatek will continue to pay dividends on its issued and outstanding Common shares.

Results

Revenue for the period ending March 31st 2002 was $3,154,878 as compared to $3,030,972 for the same period of the previous year.

Net income was $1,121,718 ($0.31) based on the same method of calculation in previous years or $848,719 ($0.23) fully taxed.

Our financial position at the end of our second quarter is as follows: working capital $5,980,597 total assets of $6,274,488 and shareholders' equity of $6,105,837 Promatek has $4,529,701 in cash and securities ($1.23 per share).

Sincerely

Harvey Kofsky P.eng
Chairman of the Board and President
May 20th 2002

PROMATEK INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	MARCH 31 2002 $	JUNE 30 2001 $
ASSETS		
CURRENT		
Cash	648,863	1,267,035
Short-term investments	3,880,838	3,577,817
Accounts receivable	1,062,273	1,192,985
Income tax receivable	159,822	331,420
Inventories	329,608	285,675
Prepaid expenses	30,843	29,343
Future income taxes	37,001	310,000
	6,149,248	6,994,275
LOAN TO DIRECTOR	30,000	35,000
CAPITAL	95,240	84,006
	6,274,488	7,113,281

LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	94,110	320,587
Deferred revenue	74,541	84,480
	168,651	405,067
SHAREHOLDERS' EQUITY		
CAPITAL STOCK	4,054,104	4,051,640
CONTRIBUTED SURPLUS	58,500	58,500
RETAINED EARNINGS	1,993,233	2,598,074
	6,105,837	6,708,214
	6,274,488	7,113,281

PROMATEK INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF INCOME
AND RETAINED EARNINGS
(UNAUDITED)

	THREE MONTHS ENDED		NINE MONTHS ENDED	
	MARCH 31			
	2002 $	2001 $	2002 $	2001 $
REVENUE	1,181,231	826,723	3,154,878	3,030,972
OPERATING EXPENSES				
Cost of sales and operating expenses	744,577	417,005	1,658,468	1,577,984
Research & development	125,057	148,874	362,778	360,923
	869,634	565,879	2,021,246	1,938,907
Income from operations	311,597	260,858	1,133,632	1,092,065
Investment income	20,577	60,432	107,276	192,084
INCOME BEFORE INCOME TAXES	332,174	321,290	1,240,908	1,284,149
Income Taxes (Note 3)	104,414	(96,579)	392,189	0
NET INCOME	227,760	417,869	848,719	1,284,149
RETAINED EARNINGS				
Beginning of period	2,673,948	2,220,932	2,598,074	1,881,017
Dividends paid	(908,475)	(526,815)	(1,453,560)	(1,053,180)
End of period	1,993,233	2,111,986	1,993,233	2,111,986
EARNINGS PER SHARE				
BASIC	0.06	0.12	0.23	0.37
FULLY DILUTED	0.06	0.12	0.23	0.35
EARNINGS PER SHARE (Note 3)				
BASIC	0.08		0.31	
FULLY DILUTED	0.08		0.31	

NOTES TO INTERIM FINANCIAL STATEMENTS

1) ACCOUNTING POLICIES

These financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

2) NOTES DISCLOSURES

The notes to these financial statements do not conform in all respects to the requirements of generally accepted accounting principles for the annual financial statements. Therefore, these interim financial statements should be read in conjunction with the most recent annual financial statements.

3) INCOME TAXES

Federal income tax is recorded as a current expense though it is not payable due to carry forwards of expenses and inventment tax credits.Had the same method of calculation as last year been used for the three months and for the nine months ended March 31, 2002 respectively, income taxes would be $31,336 and $119,190, net income would be $300,838 and $1,121,718. and earnings per share would be: Basic - $0.08 and $0.31; Fully diluted - $0.08 and $0.31.

PROMATEK INDUSTRIES LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	THREE MONTHS ENDED MARCH 31		NINE MONTHS ENDED MARCH 31	
	2002	2001	2002	2001
	$	$	$	$
OPERATING ACTIVITIES				
NET INCOME	227,760	418,142	848,719	1,284,149
ADD(DEDUCT) NON-CASH ITEMS:				
AMORTIZATION OF CAPITAL ASSETS	10,609	10,272	26,162	28,946
FUTURE INCOME TAXES	73,078	(82,500)	272,999	(123,750)
(INCREASE) DECREASE IN NONCASH WORKING CAPITAL				
ACCOUNTS RECEIVABLE	(235,294)	304,788	130,712	(375,988)
INCOME TAXES RECEIVABLE	242,224	(146,065)	171,598	(219,002)
INVENTORIES	188,284	(149,502)	(43,933)	(44,156)
PREPAID EXPENSES	(1,500)	2,337	(1,500)	15,604
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	(190,482)	(80,861)	(226,478)	(68,269)
DEFERRED REVENUE	48,742	59,873	(9,939)	8,505
	363,421	336,484	1,168,340	506,039
INVESTING ACTIVITIES				
PROCEEDS ON MATURITY OF INVESTMENTS	12,098,000	1,672,299	15,720,000	6,749,650
PURCHASES OF INVESTMENTS	(11,317,334)	(1,193,772)	(16,023,021)	(6,386,718)
PURCHASES OF CAPITAL ASSETS	(31,967)	(8,479)	(37,396)	(30,728)
REPAYMENT OF DIRECTOR'S LOAN	5,000		5,000	5,000
	753,699	(470,048)	(335,417)	337,204
FINANCING ACTIVITIES				
ISSUE OF SHARE CAPITAL	2,465	765	2,465	3,060
DIVIDENDS PAID	(928,475)	(526,815)	(1,453,560)	(1,053,180)
	(926,010)	(526,050)	(1,451,095)	(1,050,120)
NET INCREASE (DECREASE) IN CASH	211,110	280,482	(618,172)	(206,877)
CASH BEGINNING OF PERIOD	437,753	104,253	1,267,035	591,612
CASH END OF PERIOD	648,863	384,735	648,863	384,735

LES INDUSTRIES
PROMATEK
INDUSTRIES LTD./LTÉE
8390 Mayrand, Montréal, Qué. H4P 2C9 Tél.: (514) 737-7747 Fax: (514) 737-9155

02 JUN -4 AM 11:16

Rapport intérimaire pour la période de neuf mois se terminant le 31 mars 2002

Activités de l'organisation

Les livraisons de nos nouveaux terminaux de la série DIAMonde de Copitrak et de Faxtrak ont considérablement augmenté au cours du trimestre. Nous avons reçu des commentaires très positifs de la part des utilisateurs. Tous les rajustements de stocks et les coûts de mise sur pied de la production ont été passés en charge au troisième trimestre. Ces nouveaux terminaux constituent nos terminaux vedettes basés sur Internet qui garantissent la conservation de notre technologie à la fine pointe des développements.

Tel qu'indiqué l'année dernière, nous avons accru notre présence en Extrême-Orient. Les activités commerciales ont ainsi augmenté dans cette région.

Au cours de ce trimestre, nous avons également poursuivi nos activités de recherche et de développement afin d'accroître nos offres de produits à d'autres marché de la facturation interne.

Dividendes

A la discrétion de son conseil d'administration, Promatek continuera de verser des dividendes sur les actions ordinaires émises et en circulation.

Résultats

Les revenus de la période se terminant le 31 mars 2002 étaient de 3 154 878$ comparativement à 3 030 972 $ pour la même période de l'année précédente.

Les revenus nets étaient de 1 121 718 $ (0,31 $) basés sur la même méthode de calcul que les années précédentes ou 848 719 $ (0,23 $) à imposition entière.

Voici notre situation financière à la fin du deuxième trimestre : fonds de roulement de 5 980 597 $, total de l'actif de 6 274 488 $ et total des capitaux propres des actionnaires de 6 105 837 $. Promatek détient environ 4 529 701 $ en encaisse et en valeurs en espèces (1.23 $ l'action ordinaire).

Veuillez agréer, l'expression de mes sentiments distingués.

Harvey Kofsky P.ing.
Président du Conseil d'administration et Président
20 mai 2002

PROMATEK INDUSTRIES LTD.
BILANS CONSOLIDÉS
(NON VÉRIFIÉ)

	31 MARS 2002 $	30 JUIN 2001 $
ACTIFS		
COURT TERME		
Comptant	648,863	1,267,035
Investissements à court terme	3,880,838	3,577,817
Comptes clients	1,062,273	1,192,985
Remboursement d'impôt sur le revenu	159,822	331,420
Inventaires	329,608	285,675
Dépenses payées d'avance	30,843	29,343
Impôt sur le revenu à venir	37,001	310,000
	6,149,248	6,994,275
PRÊT AU DIRECTEUR	30,000	35,000
CAPITAL	95,240	84,006
	6,274,488	7,113,281

PASSIF		
COURT TERME		
Dettes et charges à payer	94,110	320,587
Produit reporté	74,541	84,480
	168,651	405,067
AVOIR DES ACTIONNAIRES		
CAPITAL SOCIAL	4,054,104	4,051,640
SURPLUS D'APPORT	58,500	58,500
BÉNÉFICES NON RÉPARTIS	1,993,233	2,598,074
	6,105,837	6,708,214
	6,274,488	7,113,281

PROMATEK INDUSTRIES LTD.
ETATS INTEGRES DES REVENUS
ET DES BENEFICES NON REPARTIS
(NON VERIFIE)

		TROIS MOIS SE TERMINANT		NEUF MOIS SE TERMINANT	
		31 MARS			
		2002 $	2001 $	2002 $	2001 $
REVENU		1,181,231	826,723	3,154,878	3,030,972
COÛTS D'EXPLOITATION					
Coût des produits vendus et coûts d'exploitation		744,577	417,005	1,658,468	1,577,984
Recherche et développement		125,057	148,874	362,778	360,923
		869,634	565,879	2,021,246	1,938,907
Revenu de l'exploitation		311,597	260,858	1,133,632	1,092,065
Revenu de placements		20,577	60,432	107,276	192,084
REVENU AVANT L'IMPÔT SUR LE REVENU		332,174	321,290	1,240,908	1,284,149
Impôt sur le revenu (Note 3)		104,414	(96,579)	392,189	0
REVENU NET		227,760	417,869	848,719	1,284,149
BÉNÉFICES NON RÉPARTIS					
Début de la période		2,673,948	2,220,932	2,598,074	1,881,017
Dividendes payés		(908,475)	(526,815)	(1,453,560)	(1,053,180)
Fin de la période		1,993,233	2,111,986	1,993,233	2,111,986
BÉNÉFICE PAR ACTION					
NON DILUÉ	NON DILUÉ	0.06	0.12	0.23	0.37
DILUÉ	DILUÉ	0.06	0.12	0.23	0.35
BÉNÉFICE PAR ACTION (Note 3)					
NON DILUÉ	NON DILUÉ	0.08		0.31	
DILUÉ	DILUÉ	0.08		0.31	

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS INTÉRIMAIRES

1) RÈGLES ET MÉTHODES COMPTABLES

Ces états financiers s'appliquent selon les mêmes règles et méthodes comptables que les plus récents états financiers annuels.

2) PRÉSENTATION D'INFORMATIONS PAR VOIE DE NOTES

Les notes afférentes à ces états financiers ne respectent pas à tous les égards les exigences des principes comptables généralement reconnus pour les états financiers annuels. Par conséquent, ces états financiers intérimaires doivent être lus concurremment avec les plus récents états financiers annuels.

3) IMPÔTS SUR LE REVENU

L'impôt fédéral sur le revenu est inscrit comme une dépense courante, même s'il n'est pas payable en raison des reports prospectifs des dépenses et des crédits d'impôt à l'investissement. Si la même méthode de calcul avait été utilisée pour les trois mois et les neuf mois se terminant le 31 mars, 2002 respectivement, les impôts sur le revenu seraient de 31 336$ et de 119 190$, le revenu net serait de 300 838$ et 1 121 718$ et les bénéfices par action seraient : non dilué 0,08$ et $0.31; dilué 0,08$ et 0,31$.

PROMATEK INDUSTRIES LTD
EXPOSÉ RÉCAPITULATIF DES FLUX DE TRÉSORERIE
(NON VÉRIFIÉ)

	TROIS MOIS SE TERMINANT		NEUF MOIS SE TERMINANT	
	31-Mars			
	2002	2001	2002	2001
	$	$	$	$
ACTIVITÉS DE FONCTIONNEMENT				
REVENU NET	227,760	418,142	848,719	1,284,149
AJOUT(DÉDUCTION) DE POSTES HORS CAISSE:				
DÉPRÉCIATION ET AMORTISSEMENT	10,609	10,272	26,162	28,946
IMPÔTS SUR LE REVENU À VENIR	73,078	(82,500)	272,999	(123,750)
(AUGMENTATION) DIMINUTION DES SOLDES DES FONDS DE ROULEMENT HORS CAISSE				
COMPTES CLIENTS	(235,294)	304,788	130,712	(375,988)
REMBOURSEMENT D'IMPÔT SUR LE REVENU	242,224	(146,065)	171,598	(219,002)
INVENTAIRES	188,284	(149,502)	(43;933)	(44,156)
DÉPENSES PAYÉES À L'AVANCE	(1,500)	2,337	(1,500)	15,604
DETTES ET CHARGES À PAYER	(190,482)	(80,861)	(226,478)	(68,269)
PRODUIT REPORTÉ	48,742	59,873	(9,939)	8,505
	363,421	336,484	1,168,340	506,039
ACTVITÉS D'INVESTISSEMENT				
PRODUIT À L'ÉCHÉANCE DES PLACEMENTS	12,098,000	1,672,299	15,720,000	6,749,650
ACHATS DE PLACEMENTS	(11,317,334)	(1,193,772)	(16,023,021)	(6,386,718)
ACHATS DE VALEURS IMMOBILISÉES	(31,967)	(8,479)	(37,396)	(30,728)
REMBOURSEMENT DU PRÊT AU DIRECTEUR	5,000		5,000	5,000
	753,699	(470,048)	(335,417)	337,204
ACTIVITÉS DE FINANCEMENT				
ÉMISSION DE CAPITAL SOCIAL	2,465	765	2,465	3,060
DIVIDENDES PAYÉS	(928,475)	(526,815)	(1,453,560)	(1,053,180)
	(926,010)	(526,050)	(1,451,095)	(1,050,120)
AUGMENTATION (DIMINUTION) NETTE EN ARGENT	211,110	280,482	(618,172)	(206,877)
COMPTANT EN DÉBUT DE PÉRIODE	437,753	104,253	1,267,035	591,612
COMPTANT EN FIN DE PÉRIODE	648,863	384,735	648,863	384,735